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                                [Koor Letterhead]
                                                                       EXHIBIT A


                                                                   March 5, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re: Immediate Report - Koor Industries Ltd. (NO. 10/2000) - clarification Company No. 52-001414-3

Further to Immediate Report No. 10/2000 that was filed on March 5, 2000, by Koor Industries LTD (hereinafter: Koor), Koor wishes to clarify that management estimates that Koor's investment (35 million dollars), will amount to approximately 7% of the total investments in the Fund.


                                        Yours sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel